UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36851

ETF Managers Group Commodity Trust I

(Exact name of registrant as specified in its charter)

30 Maple Street, Summit, NJ 07901

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units of Beneficial Interest of: Sit Rising Rate ETF

(Title of each class of securities covered by this Form)

Common Units of Beneficial Interest of: Breakwave Dry Bulk Shipping ETF

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, ETF Managers Capital LLC, the Sponsor of ETF Managers Group Commodity Trust I, has caused this certification/notice to be signed on behalf of the Registrant by the undersigned duly authorized person.

Date:	November 30, 2020	By:	/s/ Samuel R. Masucci III
Name: Samuel R. Masucci III Title: Principal Executive Officer